Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
82 Devonshire Street, F3D, Boston, MA City, 02109-3614
Phone: 617-563-9480; Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

June 18, 2014

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2013 – July 1, 2014

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for the $50M excess of $50M in coverage:

Allied World Assurance Company, LTD Policy No: C014840/003
Participation: $15M x $50M

St. Paul Fire Mercury Insurance Company Policy: ZBN-15P29308-13-N2
Participation: $10M x $65M

Continental Casualty Company Policy No: 287042220
Participation: $10M x $75M

Axis Insurance Company Policy No: MNN727586/01/2013
Participation: $5M part of $15M x $85M

Starr Indemnity & Liability Company Policy No:SISIXFL21025313
Participation: $10M part of $15M x $85M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-13-000825.

Sincerely,

Jason R. Duffy

Enc.

ALLIED WORLD ASSURANCE COMPANY LTD

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/003
RENEWAL OF: C014840/002

DECLARATIONS

ITEM 1:	COMPANY:	All Fidelity Funds
	ADDRESS:	c/o FMR LLC 82 Devonshire Street Mail Zone F3D Boston, MA 02109 USA
ITEM 2:	POLICY PERIOD:	From: July 1, 2013 To: July 1, 2014 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:	USD 15,000,000 aggregate for all coverages combined (including Defense Costs)
	EXCESS OF TOTAL UNDERLYING LIMITS OF:	USD 50,000,000
ITEM 4:	FOLLOWED POLICY:	
	Issued By:	National Union Fire Insurance Company of Pittsburgh, Pa.
	Policy No.:	04-406-40-33
	Limit of Liability:	USD 15,000,000
	Policy Period:	July 1, 2013 to July 1, 2014 (12:01a.m. Standard Time at the address stated in Item 1)
ITEM 5:	PENDING OR PRIOR LITIGATION DATE:	Not Applicable
ITEM 6:	PREMIUM:	
ITEM 7:	A. EXTENDED REPORTING PERIOD PREMIUM:	150% of premium set forth in Item 6.
	B. EXTENDED REPORTING PERIOD:	12 Month(s).

ALLIED WORLD ASSURANCE COMPANY

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. Claim-Related Notices:
ALLIED WORLD ASSURANCE COMPANY LTD
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: FinancialClaims@awac.com

B. All Other Notices:
ALLIED WORLD ASSURANCE COMPANY LTD
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9: ENDORSEMENT(S):

- Manuscript - Tie-In Limits Endorsement

BROKER: Willis (Bermuda) Ltd.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

Authorized Representative

ALLIED WORLD ASSURANCE COMPANY

ALLIED WORLD ASSURANCE COMPANY LTD

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company Ltd (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A. the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B. the Limit of Liability as set forth in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided by any Underlying Policy, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to in writing by the Insurer.

II. TERMS AND CONDITIONS

A. DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

B. PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C. LOSS PROVISIONS

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing that may prejudice the Insurer's position or potential rights of recovery.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D. FOLLOWING FORM

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

   The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E. CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

F. ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

> Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board's decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board's decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys' fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer's liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

ENDORSEMENT NO: 1
This endorsement, effective: July 1, 2013
forms a part of policy number: C014840/003
Issued to: All Fidelity Funds
by: Allied World Assurance Company Ltd

TIE-IN LIMITS ENDORSEMENT

It is hereby understood and agreed that the combined and maximum Limit of Liability of the Insurer for all claims both under this policy's Limit of Liability, as set forth in the Declarations of this policy, and also under policy No. C014841/003 issued to All Fidelity Funds by Allied World Assurance Company, Ltd shall be USD 15,000,000.

Therefore, the Limit of Liability for Loss under this policy shall be reduced by Loss incurred under the other Allied World Assurance Company, Ltd. policy because the Limit of Liability under the other Allied World Assurance Company, Ltd. policy is now part of and not in addition to the Limit of Liability of this policy as set forth in the Declarations of this policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

POLICY DISCLOSURE NOTICE - TERRORISM RISK INSURANCE ACT 2002

On December 26, 2007, the President of the United States signed into law amendments to the Terrorism Risk Insurance Act of 2002 (the "Act"), which, among other things, extend the Act and expand its scope. The Act establishes a program under which the Federal Government may partially reimburse "Insured Losses" (as defined in the Act) caused by "acts of terrorism". An "act of terrorism" is defined in Section 102(l) of the Act to mean any act that is certified by the Secretary of the Treasury - in concurrence with the Secretary of State and the Attorney General of the United States - to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for Insured Losses is 85% of the amount of Insured Losses in excess of each Insurer's statutorily established deductible, subject to the "Program Trigger", (as defined in the Act). In no event, however, will the Federal Government or any Insurer be required to pay any portion of the amount of aggregate Insured Losses occurring in any one year that exceeds $100,000,000,000, provided that such Insurer has met its deductible. If aggregate Insured Losses exceed $100,000,000,000 in any one year, your coverage may therefore be reduced.

Please note that no separate additional premium charge has been made for the terrorism coverage required by the Act. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium, and does not include any charge for the portion of losses covered by the Federal Government under the Act. The charge is no more than one percent of your premium.

Name of Insured **Policy Number** ZBN-15P29308-13-N2 **Effective Date** 07/01/13
ALL FIDELITY FUNDS **Processing Date** 10/09/13 13:21 001

IMPORTANT NOTICE REGARDING COMPENSATION DISCLOSURE

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:

http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

TRAVELERS

☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST. PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: ZBN-15P29308-13-N2

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
c/o FMR LLC
82 Devonshire Street, Mail Zone F3D
Boston, MA 02109
(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2013 and expire at 12:01 A.M. on July 1, 2014 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $10,000,000

Item 4. Aggregate Limit of Liability: $10,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, PA
2. Bond or Policy Number: 04-406-40-33
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000
5. Single Loss Deductible: $250,000

(B) 1. Underlying Insurer: Westchester Fire Insurance Company
2. Bond or Policy Number: DOX G21661612 008
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(C) 1. Underlying Insurer: Everest National Insurance Company
2. Bond or Policy Number: FL5FD00012-131
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: ICI Mutual Insurance Company

2. Bond or Policy Number: 87153313B
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: National Union Fire Insurance Company of Pittsburgh, PA
Bond or Policy Number: 04-406-40-33
Effective Date: July 1, 2013

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers ZBN-14R9718A-12-N2

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
D0146 - Ed. 01-08,
CM083 - Ed. 01-08,
MEL0846 - Ed. 03-03,
XS109 - Ed. 05-05

[signature] President [signature] Secretary

Executed this day of October , 2013.Countersigned

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-15P29308-13-N2	10/09/13	07/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ALL FIDELITY FUNDS

SCHEDULE OF UNDERLYING INSURERS ENDORSEMENT

It is agreed that:

Item 5. Schedule of Underlying Insurers is amended as follows:

(E) 1. Underlying Insurer: Allied World Assurance Company, Ltd.
2. Bond or Policy Number: C014840/003
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(F) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(G) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(H) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

XS109 Ed. 5-05

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

It is agreed that:

1. The following section is added to the General Terms, Conditions and Limitations:

   Cap on Losses From Certified Acts of Terrorism

   If aggregate insured losses attributable to Certified Acts of Terrorism exceed $100 billion in a program year (January 1 through December 31) and the Insurer has met the deductible under the Terrorism Risk Insurance Act:

   (a) the Insurer will not be responsible for the payment of any portion of the amount of such losses that exceeds $100 billion; and

   (b) insured losses up to $100 billion will be subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

   The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any loss which would otherwise be excluded under any Insuring Agreement or this Policy.

2. The following is added to the Definitions section of the General Terms, Conditions and Limitations:

   Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism pursuant to the federal Terrorism Risk Insurance Act. The criteria contained in the Terrorism Risk Insurance Act for a Certified Act of Terrorism include the following:

   (a) the act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

   (b) the act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

All other terms remain the same.

Name of Insured	**Policy Number** ZBN-15P29308-13-N2	**Effective Date** 07/01/13
ALL FIDELITY FUNDS		**Processing Date** 10/09/13 13:21 001

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-15P29308-13-N2	10/09/13	07/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ALL FIDELITY FUNDS

COMBINED AGGREGATE LIMIT OF LIABILITY FOR ALL LOSS - SCHEDULED POLICIES

(For Use with XP001 and XP002)

MEL0846 Ed. 03-03

In consideration of the premium charged, it is understood and agreed that, notwithstanding anything to the contrary in this Policy or any of the Scheduled Policies set forth below, the Insurer's maximum aggregate liability for the combined total of all loss on account of all claims covered under such Scheduled Policies that are first made against the Insureds during the Policy Period, including any discovery period or extended reporting period, if exercised, whether covered under one or more Scheduled Policies, shall be the Combined Aggregate Limit of Liability set forth below.

The Combined Aggregate Limit of Liability shall be reduced and may be exhausted by payment of loss under any of the Scheduled Policies. Defense costs, or defense expenses, as such term or similar term may be defined in the Primary Policy, shall be part of, and not in addition to, the Combined Aggregate Limit of Liability set forth below, and such defense costs, or defense expenses, shall reduce and may exhaust such Combined Aggregate Total Limit of Liability.

If loss arising from a single claim is covered under more than one Scheduled Policy, the applicable Limit of Liability under such Scheduled Policies shall apply separately to each part of such loss, subject to the Combined Aggregate Limit of Liability.

The Insurer's obligations for all claims first made against the Insureds during the same Policy Period under each Scheduled Policy shall cease once the applicable Limit of Liability under such Scheduled Policy or the Combined Aggregate Limit of Liability set forth below has been exhausted by payment of loss.

The Limit of Liability for any discovery period or extended reporting period, if exercised, shall be part of, and not in addition to, the applicable Scheduled Policy's Limit of Liability and the Combined Aggregate Limit of Liability for the Policy Period. The purchase of any discovery period or extended reporting period shall not increase or reinstate the applicable Scheduled Policy's Limit of Liability or the Combined Aggregate Limit of Liability for the Policy Period.

Combined Aggregate Limit of Liability $10,000,000

Scheduled Policies:
(list all policies - need coinciding Policy Periods)
ZUP-15P29290-13-N2 All Fidelity Funds D&O/E&O policy, 07/01/2013-07/01/2014

ACCEPTED BY: ______________________

TITLE: ______________________

DATE: ______________________

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________
Authorized Representative

INSURED

POLICY COVER SHEET

Job Name: XP3321D
File Number: 06170

Print Date and Time: 10/09/13 21:19

Business Center / Original Business Unit:	FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:	ZBN-15P29308-13-N2 CustAcct#0020205998
Name of Insured:	ALL FIDELITY FUNDS
Agency Number:	2002534
Department or Expense Center:	001
Underwriter:	1213671 Underwriting Team:
Data Entry Person:	HOJNACKI,ERIN
Date and Time:	10/09/13 13:21 001

Special Instructions

Policy Commencement Date: 07/01/13

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

	FORM NBR	EDITION	CO	STATE	TRANS DATE
*	D0148	05.08	2	MA	2013-07-01*
*	MEL0846	03.03	2	MA	2013-07-01*
*	MLABL	09.85	2	MA	2013-07-01*
*	ND059	11.06	2	MA	2013-07-01*

TRAVELERS

☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST. PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: ZBN-15P29308-13-N2

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
c/o FMR LLC
82 Devonshire Street, Mail Zone F3D
Boston, MA 02109
(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2013 and expire at 12:01 A.M. on July 1, 2014 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $10,000,000

Item 4. Aggregate Limit of Liability: $10,000,000

Item 5. Schedule of Underlying Insurance:

(A)
1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, PA
2. Bond or Policy Number: 04-406-40-33
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
   Single Loss Limit of Liability $15,000,000
   Aggregate Limit of Liability $15,000,000
5. Single Loss Deductible: $250,000

(B)
1. Underlying Insurer: Westchester Fire Insurance Company
2. Bond or Policy Number: DOX G21661612 008
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
   Single Loss Limit of Liability $10,000,000
   Aggregate Limit of Liability $10,000,000

(C)
1. Underlying Insurer: Everest National Insurance Company
2. Bond or Policy Number: FL5FD00012-131
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
   Single Loss Limit of Liability $10,000,000
   Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: ICI Mutual Insurance Company

2. Bond or Policy Number: 87153313B
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name:	National Union Fire Insurance Company of Pittsburgh, PA
Bond or Policy Number:	04-406-40-33
Effective Date:	July 1, 2013

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers ZBN-14R9718A-12-N2

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
D0146 - Ed. 01-08,
CM083 - Ed. 01-08,
MEL0846 - Ed. 03-03,
XS109 - Ed. 05-05

President

Secretary

Executed this day of October , 2013.Countersigned

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-15P29308-13-N2	10/09/13	07/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ALL FIDELITY FUNDS

SCHEDULE OF UNDERLYING INSURERS ENDORSEMENT

It is agreed that:

Item 5. Schedule of Underlying Insurers is amended as follows:

(E) 1. Underlying Insurer: Allied World Assurance Company, Ltd.
2. Bond or Policy Number: C014840/003
3. Bond or Policy Period: From: July 1, 2013 To: July 1, 2014
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(F) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(G) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(H) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________
Authorized Representative

COMPANY

XS109 Ed. 5-05

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-15P29308-13-N2	10/09/13	07/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ALL FIDELITY FUNDS

COMBINED AGGREGATE LIMIT OF LIABILITY FOR ALL LOSS - SCHEDULED POLICIES

(For Use with XP001 and XP002)

MEL0846 Ed. 03-03

In consideration of the premium charged, it is understood and agreed that, notwithstanding anything to the contrary in this Policy or any of the Scheduled Policies set forth below, the Insurer's maximum aggregate liability for the combined total of all loss on account of all claims covered under such Scheduled Policies that are first made against the Insureds during the Policy Period, including any discovery period or extended reporting period, if exercised, whether covered under one or more Scheduled Policies, shall be the Combined Aggregate Limit of Liability set forth below.

The Combined Aggregate Limit of Liability shall be reduced and may be exhausted by payment of loss under any of the Scheduled Policies. Defense costs, or defense expenses, as such term or similar term may be defined in the Primary Policy, shall be part of, and not in addition to, the Combined Aggregate Limit of Liability set forth below, and such defense costs, or defense expenses, shall reduce and may exhaust such Combined Aggregate Total Limit of Liability.

If loss arising from a single claim is covered under more than one Scheduled Policy, the applicable Limit of Liability under such Scheduled Policies shall apply separately to each part of such loss, subject to the Combined Aggregate Limit of Liability.

The Insurer's obligations for all claims first made against the Insureds during the same Policy Period under each Scheduled Policy shall cease once the applicable Limit of Liability under such Scheduled Policy or the Combined Aggregate Limit of Liability set forth below has been exhausted by payment of loss.

The Limit of Liability for any discovery period or extended reporting period, if exercised, shall be part of, and not in addition to, the applicable Scheduled Policy's Limit of Liability and the Combined Aggregate Limit of Liability for the Policy Period. The purchase of any discovery period or extended reporting period shall not increase or reinstate the applicable Scheduled Policy's Limit of Liability or the Combined Aggregate Limit of Liability for the Policy Period.

Combined Aggregate Limit of Liability $10,000,000

Scheduled Policies:
(list all policies - need coinciding Policy Periods)
ZUP-15P29290-13-N2 All Fidelity Funds D&O/E&O policy, 07/01/2013-07/01/2014

ACCEPTED BY: ______________________

TITLE: ______________________

DATE: ______________________

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________
Authorized Representative

COMPANY

CNA

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287042220

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**		**PRODUCER**
All Fidelity Funds c/o FMR LLC 82 Devonshire Street, F3D Boston, MA 02109		Willis of Massachusetts, Inc. Three Copley Place Suite 300 Boston, MA 02116-6516
Attn:		David M. Goldstein

Item 2. **Policy Period:** 7/1/2013 To 7/1/2014

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
National Union Fire Insurance Company of Pittsburgh, PA	04-406-40-33	$15,000,000	$400,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium

Item 6. Notices of Claims:
Via EMAIL To: openbrokeragenewclaims@cna.com

Open Brokerage Claim Global Specialty Lines
CNA Insurance Company
125 Broad Street, 7th Floor
New York, NY 10004

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street, 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

G-145125-A	Ed.08/03-Policyholder Notice – Economic and Trade Sanctions Condition
G-145184-A	Ed.06/03-Economic and Trade Sanctions Condition
GSL2035XX	Ed.08/04-Tie In Limits Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: [signature] Date: October 3, 2013

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Westchester Fire Insurance Company	DOX G21661612 008	$10,000,000	$15,000,000
Everest National Insurance Company	FL5FD00012-131	$10,000,000	$25,000,000
ICI Mutual Insurance Company	87153313B	$15,000,000	$35,000,000
Allied World Assurance Company, Ltd.	C014840/003	$15,000,000	$50,000,000
St Paul Mercury Insurance Company	15P29308	$10,000,000	$65,000,000

CNA

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman

Secretary

CNA

POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven't already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We're sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ______________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CNA

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ______________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CNA

Tie In Limits Endorsement

In consideration of the premium paid for this Policy, it is hereby agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number(s) 287273571 with the **Policy Period(s)** of 07/01/2013 to 07/01/2014 issued to or for the benefit of All Fidelity Funds or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of **Loss** under this Policy or Policy No. 287273571, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ______________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

Starr Indemnity & Liability Company
399 Park Avenue
8th Floor
New York, NY 10022

Starr Indemnity & Liability Company

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY POLICY

POLICY NUMBER: SISIXFL21025313
RENEWAL OF: SISIXFL21025312

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

ADDRESS: c/o FMR LLC
82 Devonshire Street, F3D
Boston, MA 02109

ITEM 2: POLICY PERIOD: From: July 1, 2013 To: July 1, 2014
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: $10,000,000 part of $15,000,000 excess of $85,000,000
aggregate for all coverages combined (including Defense Costs)

ITEM 4: UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

COVERAGE: Investment Bond

Followed Policy:

Insurer	***Policy Number***	***Limits***	***Policy Period***
National Union Fire Insurance Company of Pittsburgh, Pa.	**04-406-40-33**	**$15,000,000**	**July 1, 2013 to July 1, 2014**

Excess Policy(ies):

Insurer	*Policy Number*	*Limits*	*Policy Period*
ACE American Insurance Company	**DOX G21661612 008**	**$10,000,000 excess of $15,000,000**	**July 1, 2013 to July 1, 2014**
Everest National Insurance Company	**FL5FD00012-131**	**$10,000,000 excess of $25,000,000**	**July 1, 2013 to July 1, 2014**
ICI Mutual Insurance Company	**87153313B**	**$15,000,000 excess of $35,000,000**	**July 1, 2013 to July 1, 2014**
Allied World Assurance Company Ltd	**C014840/003**	**$15,000,000 excess of $50,000,000**	**July 1, 2013 to July 1, 2014**
St. Paul Mercury Insurance Company	**15P29308**	**$10,000,000 excess of $65,000,000**	**July 1, 2013 to July 1, 2014**
Continental Casualty Company	**287042220**	**$10,000,000 excess of $75,000,000**	**July 1, 2013 to July 1, 2014**

ITEM 5: PREMIUM: $41,500

ITEM 6: ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR NOTICES UNDER THIS POLICY

A. Claims-Related Notices

LVL CLAIMS SERVICES, LLC
30 BROAD STREET
28TH FLOOR
NEW YORK, NEW YORK 10004
e-mail: notice@lvlclaims.com

B. All Other Notices to the Insurer:

STARR INDEMNITY & LIABILITY COMPANY
ATTN: FINANCIAL LINES DEPARTMENT
399 PARK AVE. 8TH FLOOR
NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Charles H. Dangelo, President

Nehemiah E. Ginsburg General Counsel

Authorized Representative

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the "Insurer") and the Insureds agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A. the Limit of Liability as stated in Item 3 of the Declarations; and

B. all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses covered thereunder, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

II. CLAIM & NOTICE PROVISIONS

1. The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.

2. All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer's authorized agent at the applicable address set forth in Item 6 of the Declarations.

III. REPRESENTATIONS AND WARRANTIES

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

IV. CHANGES

The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.

V. SUBLIMITS

This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

VI. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

Endorsement No.: 1
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI. CANCELLATION AND NON-RENEWAL CLAUSE

1. The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2. If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 2
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 3
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 4
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 5
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

ADD FULL NUCLEAR EXCLUSION

It is understood and agreed that the Policy is amended by adding the following exclusion:

> This policy shall not cover any loss in connection with any Claim alleging, arising out of, based upon or attributable to nuclear fission, nuclear fusion, radioactive contamination or the hazardous properties of any nuclear materials.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 6
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICY(IES)

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, "Listed Policy(ies)" shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	SISIXFL21025413

"Listed Policy(ies)" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 7
This endorsement, effective: July 1, 2013
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025313
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

QUOTA SHARE ENDORSEMENT

It is agreed:

1. This Policy is part of a quota share layer of insurance coverage for the Insured, which consists of the following participants:

Insurer	Limit of Liability
Starr Indemnity & Liability Company *Policy No.: SISIXFL21025313*	$10,000,000
AXIS Insurance Company *Policy No.: MNN727586/01/2013*	$5,000,000

Total Quota Share Layer Limit of Liability: $15,000,000

The Insurer shall be liable only for such portion of any covered loss as this Policy's aggregate Limit of Liability as set forth above bears to the Total Quota Share Layer Limit of Liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered loss, whether or not the other insurers in the quota share layer pay their respective portion of such loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or the Followed Policy with respect to any Claim, including without limitation the right to consent to any defense costs or expenses, settlement or other loss and the right to participate in the investigation, settlement or defense of any Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insured shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

AXIS INSURANCE COMPANY

Administrative Office – 11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
(a stock company hereinafter the "Insurer")

Excess Policy

DECLARATIONS PAGE – CLAIMS MADE POLICY

THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE OR CLAIMS FIRST MADE AND REPORTED DURING THE **POLICY PERIOD** OR THE EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF DEFENSE COSTS OR CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MNN727586/01/2013 Renewal of Policy Number: MBN727586/01/2012

Item 1. **Policyholder** and Mailing Address: All Fidelity Funds
c/o FMR LLC
82 Devonshire Street, Mailstop F3D
Boston, MA 02109

Item 2. **Policy Period**: From: 12:01 a.m. on July 1, 2013 to: 12:01 a.m. on July 1, 2014, at the address in Item 1.

Item 3. Limit of Liability for the **Policy Period**: $5,000,000 Part of $15,000,000 Single Loss Limit Excess of
$85,000,000 Single Loss Limit / $85,000,000 Aggregate 'Limit

Item 4. **Underlying Insurance**: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:
AXIS Insurance Company Professional Lines Claims 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Toll Free Fax: (866) 770-5630 E-mail: USClaimNoticeBH@axiscapital.com	AXIS Insurance Company Professional Lines 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Fax: (908) 508-4301

Item 7. Premiu (No additional premium for TRIA).

The Insurer has caused this Policy to be signed and attested by its authorized officers:

Gregory W. Springer, President

Andrew Weissert, Secretary

POLICY ISSUED ON: July 17, 2013

Schedule of Underlying Insurance

Followed Policy			
A.	Insurer Name	Policy Number	Limit
	National Union Fire Insurance Company of Pittsburgh, Pa	04-406-40-33	$15,000,000

Other Underlying Insurance		
Insurer Name	Policy Number	Limit
Westchester Fire Insurance Company	DOX G21661612 008	$10,000,000 xs $15,000,000
Everest National Insurance Company	FL5FD00012-131	$10,000,000 xs $25,000,000
ICI Mutual Insurance Company	87153313B	$15,000,000 xs $35,000,000
Allied World Assurance Company, Ltd.	C014840/003	$15,000,000 xs $50,000,000
St. Paul Mercury Insurance Company (Travelers)	15P29308	$10,000,000 xs $65,000,000
Continental Casualty Company	287042220	$10,000,000 xs $75,000,000
Starr Indemnity & Liability Company	SISIXFL21025313	$10,000,000 p/o $15,000,000 xs $85,000,000

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:	
Excess Policy	XS 0001 12 10
Important Notice for Massachusetts Policyholders	XS 1125-MA (02 11)

Endorsements:

No.	Endorsement Name	Endorsement Number
1	Massachusetts Amendatory Endorsement	XS 0005-MA (10 10)
2	Tie In Limits Endorsement	MU 1013 (02 03)

Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the **Insureds** to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Policyholder**, on behalf of all **Insureds**, agree as follows:

I. INSURING AGREEMENT

This Policy shall provide insurance excess of the **Underlying Insurance**. Liability shall attach to the Insurer only after (i) the insurers of the **Underlying Insurance**, the **Insureds** or others on behalf of the **Insureds** shall have paid in legal currency amounts covered under the respective **Underlying Insurance** equal to the full amount of the **Underlying Limit**, and (ii) the retention or deductible, if any, applicable under the **Underlying Insurance** has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the **Followed Policy**.

II. DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A. **Insureds** means all persons and entities covered under the **Followed Policy**.

B. **Followed Policy** means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C. **Policy Period** means the period set forth in Item 2 of the Declarations.

D. **Policyholder** means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E. **Underlying Insurance** means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F. **Underlying Limit** means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III. CONDITIONS AND LIMITATIONS

A. The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the **Underlying Limit**.

B. If any amount covered under the **Underlying Insurance** is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by such amount.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay any amount covered under the **Underlying Insurance**. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.

IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown in Item 6.B of the Declarations or at:

AXIS Insurance
Legal Department
11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
1000 Washington St, Suite 810
Boston, MA 02118-6200

Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on July 1, 2013	MNN727586/01/2013	N/A

MASSACHUSETTS AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The following provision is added to the Policy:

IV. CANCELLATION AND NONRENEWAL

A. The **Policyholder** may cancel this Policy at any time by giving advance written notice thereof to the Insurer stating the effective date of cancellation. In such event, the Insurer shall refund the unearned premium, if any, computed at the customary short rate.

B. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall deliver or mail written notice of cancellation for nonpayment of premium to the **Policyholder**, stating the effective date thereof, which shall not be less than ten (10) days after the date such notice is delivered or mailed.

C. If the Insurer decides not to renew this Policy, the Insurer shall deliver or mail written notice thereof, stating the reason(s) for nonrenewal, to the **Policyholder** at least forty-five (45) days prior to the expiration of the **Policy Period**.

D. If the Insurer mails any notice required under this section, the Insurer shall do so by mail evidenced by a United States Post Office certificate of mailing showing the name and address of the **Policyholder**, to the **Policyholder** at the last known address. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the **Policy Period** shall end at the date and hour specified in the notice.

All other provisions of the Policy remain unchanged.

Authorized Representative

July 17, 2013
Date

Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on July 1, 2013	MNN727586/01/2013	N/A

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Policy

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *AXIS Insurance Company – MNN741646/01/2013* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$5,000,000*. Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$5,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Authorized Representative

July 17, 2013
Date